Exhibit 99.8

Aventis ADSs cannot be tendered by means of the enclosed forms of acceptance. These transmittal materials shall be used only if you hold Aventis ordinary shares through a French financial intermediary or through a U.S. custodian.

U.S. OFFER TO EXCHANGE

All Ordinary Shares, including

Ordinary Shares Represented by American Depositary Shares
of
Aventis
Pursuant to the prospectus, dated [●], 2004
by
Sanofi-Synthelabo

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT [●], NEW YORK CITY TIME, ON [●], UNLESS THE U.S. OFFER IS EXTENDED OR IS WITHDRAWN PRIOR TO THAT TIME.

[●], 2004

To Our Clients:

      Enclosed for your consideration are certain forms of acceptance (each, a “form of acceptance”) in connection with the offer by Sanofi-Synthelabo, a French société anonyme, to exchange (a) each American depositary share (“ADS”) of Aventis, a French société anonyme, for 1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in cash in U.S. dollars equal to €11.50 and (b) each Aventis ordinary share (other than Aventis ordinary shares represented by Aventis ADSs) for 0.8333 of a Sanofi-Synthelabo ordinary share and an amount in cash in U.S. dollars equal to €11.50, in each case on the terms and subject to the conditions set forth in the prospectus, dated [●], 2004 (the “prospectus”), the related ADS letter of transmittal and notice of guaranteed delivery (which, as amended or supplemented from time to time, constitute the “U.S. offer”). Terms used in this document to the extent not defined herein shall have the same meaning as in the prospectus.

      We are (or our nominee is) the holder of record of Aventis ordinary shares held by us for your account. A tender of such Aventis ordinary shares can be made only by us as the holder of record and pursuant to your instructions.

      Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all of the Aventis ordinary shares held by us for your account, pursuant to the terms and conditions set forth in the prospectus. The prospectus and any additional information can be obtained from the information agent for the U.S. offer, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, New York 10016, (800) xxx-xxxx (toll free).

      Your attention is directed to the following:

      1.     The U.S. offer is to exchange (a) each Aventis ADS for 1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in cash in U.S. dollars equal to €11.50 and (b) each Aventis ordinary share (other than Aventis ordinary shares represented by Aventis ADSs) for 0.8333 of a Sanofi-Synthelabo ordinary share and an amount in cash in U.S. dollars equal to €11.50, in each case on the terms and subject to the conditions set forth in the prospectus.

      The U.S. offer contains a mix and match election, whereby holders of Aventis ordinary shares and holders of Aventis ADSs may elect to receive for each of their tendered Aventis ordinary shares or Aventis ADSs, as applicable, either (a) all Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or (b) all cash. Specifically, the mix and match election permits holders to receive, in lieu of the standard entitled described above:

•	1.0294 Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.0588 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

•	€60.43 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €60.43, in cash, without interest, in exchange for each Aventis ADS tendered.

      The mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate, 81.0% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the U.S. offer and the concurrent French offer and German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 19.0% will be purchased for cash.

      Holders are not required to make any election or to make the same election for all of the Aventis ordinary shares or Aventis ADSs that they tender. Tendering holders who wish to make a mix and match election may do so by submitting the mix and match election form to the U.S. ADS exchange agent prior to the expiration of the U.S. offer. Tendering holders who have not properly completed and submitted a mix and match election form prior to that time will receive the standard entitlement. Holders who make a mix and match election will not be informed of the exact number of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs or the amount of cash they will receive until settlement of the consideration under the U.S. offer.

      2.     The U.S. offer is being made for all outstanding Aventis ordinary shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act) and all outstanding Aventis ADSs. Sanofi-Synthelabo will, upon the terms and subject to the conditions of the U.S. offer, exchange the Aventis ordinary shares and Aventis ADSs validly tendered and not withdrawn before the expiration date of the U.S. offer. The term “expiration date” means [●], New York City time, on [●], or, if the U.S. offer is extended, the latest time and date at which the U.S. offer, as so extended by Sanofi-Synthelabo, will expire.

      3.     This U.S. offer is being made on substantially the same terms as an offer for all Aventis ordinary shares being made in France (the “French offer”) and in Germany (the “German offer”) (to the extent permitted by law and regulations), and Sanofi-Synthelabo will not be required to complete this U.S. offer unless the French offer and the German offer are completed. Sanofi-Synthelabo’s obligation to accept Aventis ordinary shares and Aventis ADSs in this U.S. offer is also subject to several conditions, including the condition that securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not properly withdrawn in the U.S. offer, the French offer and the German offer, on a combined basis (the “minimum share condition”).

      4.     The U.S. offer and withdrawal rights will expire on the expiration date, which will be [●], New York City time, on [●], 2004, unless: (a) the French Autorité des marchés financiers (“AMF”) sets a later expiration date for the tender period of the French offer, (b) the AMF has not at that time set an expiration date for the tender period of the French offer, (c) the AMF subsequently extends the tender period of the French offer, or (d) the offers lapse or are withdrawn prior to that time. Sanofi-Synthelabo intends that the U.S. offer, the French offer and the German offer will expire simultaneously. If the initial expiration date of the French offer is later than [●], 2004, or if the French offer period is extended, Sanofi-Synthelabo will issue a press release announcing a corresponding extension of the U.S. offer.

      5.     Exchange of Aventis ordinary shares tendered and accepted for exchange pursuant to the U.S. offer will be made only after timely receipt by the French financial intermediary if your Aventis ordinary shares are held through a French financial intermediary, or by the U.S. custodian if your Aventis ordinary shares are held through a U.S. custodian (each of the French financial intermediary or U.S. custodian referred to hereafter as a “Financial Intermediary”) of a properly completed and duly executed form of acceptance (or facsimile thereof) and any other documents required by the form of acceptance.

      6.     If you hold Aventis ordinary shares in pure registered (nominatif pur) form, you cannot tender them unless you first request that they be converted to administered registered (nominatif administre) form. If you wish to tender such securities, you must first make the necessary arrangements for such conversion with your Financial Intermediary.

      7.     Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the U.S. offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in any event that the U.S. offer is withdrawn or is not completed. Financial intermediaries will be paid a fee, net of tax, of €0.20 per Aventis ordinary share, with a maximum fee of €45 per account. This fee will not be paid in the event that the U.S. offer is withdrawn or is not completed and will not be paid in any event with respect to tendered Aventis securities owned by such financial intermediaries. Any demands for the foregoing fees must be made in writing on or prior to the date that is five days following the expiration date.

      8.     Sanofi-Synthelabo will be deemed to have accepted for exchange all validly tendered and not withdrawn Aventis ordinary shares on the expiration date subject only to the satisfaction of the minimum share condition and the other conditions described in the prospectus. The AMF is expected to publish the results of the offers not later than nine French trading days following the expiration date of the offer period. However, upon determination that the minimum tender condition has been met, the AMF will publish provisional results prior to its publication of the definitive results. If the conditions are not satisfied, Sanofi-Synthelabo will promptly return all tendered Aventis securities without acquiring them.

      9.     Sanofi-Synthelabo expects that the delivery of any cash for tendered Aventis ordinary shares or Aventis ADSs will occur approximately 12 to 18 French trading days after the expiration date. Under no circumstances will interest be paid on the exchange of Aventis ordinary shares or Aventis ADSs tendered, regardless of any delay in making the exchange or extension of the expiration date. The cash consideration paid to holders tendering Aventis ordinary shares or Aventis ADSs will be paid in U.S. dollars, converted at a then current spot exchange rate, and distributed, net of expenses, to such holders. For further information, see “The U.S. Offer” in the prospectus.

      10.     Aventis ADS holders who fail to complete and sign the Substitute Form W-9 may be subject to U.S. federal income tax backup withholding at a rate of 28%. See Instruction 13 of the relevant form of acceptance.

      If you wish to have us tender any or all of the Aventis ordinary shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form set forth below. If you authorize the tender of your Aventis ordinary shares, all such Aventis ordinary shares will be tendered unless otherwise specified on the instruction form set forth below. Please forward your instructions to us as soon as possible to allow us ample time to tender Aventis ordinary shares on your behalf prior to the expiration of the U.S. offer.

      The U.S. offer is made solely by the prospectus and is being made to all U.S. holders of Aventis ordinary shares and all holders of Aventis ADSs. If Sanofi-Synthelabo becomes aware of any valid state or provincial statute prohibiting the making of the U.S. offer or the acceptance of Aventis ordinary shares pursuant thereto, Sanofi-Synthelabo will make a good-faith effort to comply with such state or provincial statute. If, after such good faith effort, Sanofi-Synthelabo cannot comply with such state or provincial statute, the U.S. offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Aventis ordinary shares in such state or province. The U.S. offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Aventis ordinary shares or holders of Aventis ADSs in any jurisdiction in which the making or acceptance of the U.S. offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the U.S. offer to be made by a licensed broker or dealer, the U.S. offer will be deemed made on behalf of Sanofi-Synthelabo by the dealer manager for the U.S. offer, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

INSTRUCTIONS WITH RESPECT TO THE

U.S. OFFER TO EXCHANGE

All Ordinary Shares, including

Ordinary Shares Represented by American Depositary Shares
of
AVENTIS
Pursuant to the Prospectus, dated [●]
by
SANOFI-SYNTHELABO

      The undersigned acknowledge(s) receipt of your letter enclosing the related form of acceptance in connection with the offer by Sanofi-Synthelabo to acquire all the issued and outstanding Aventis ordinary shares and Aventis ADSs. The undersigned acknowledges that such person has received and reviewed the prospectus, dated [●], 2004 (the “prospectus”).

      This will instruct you to tender the number of Aventis ordinary shares indicated below (or, if no number is indicated below, all Aventis ordinary shares) that are held by you for the account of the undersigned, on the terms and subject to the conditions set forth in the prospectus and in the related form of acceptance.

      The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any Aventis ordinary shares submitted on my behalf to the Financial Intermediary will be determined by Sanofi-Synthelabo (which may delegate power in whole or in part to the Financial Intermediary) and such determination shall be final and binding.

Number of Aventis ordinary shares to be Tendered*

Dated: , 2004
Mix and Match Election: (Complete only if you would like to exercise the mix and match election)

Enter the number of Aventis ordinary shares for which you would like to make a mix and match election.	1

Enter the number of Aventis ordinary shares for which you would like to receive 1.0294 Sanofi-Synthelabo ordinary shares per tendered Aventis ordinary share.	2A

Enter the number of Aventis ordinary shares for which you would like to receive €60.43 in cash, without interest, per tendered Aventis ordinary share.	2B
Note: The sum of the number in Box 2A and the number in Box 2B must equal the number in Box 1.

SIGN HERE

Signature(s)

Please Print Name

Account Number

Address

Area Code and Telephone Number

Taxpayer Identification or Social Security Number(s)

*	Unless otherwise indicated, you are deemed to have instructed us to tender all Aventis ordinary shares held by us for your account.

PLEASE RETURN THIS FORM TO THE FINANCIAL INTERMEDIARY MAINTAINING YOUR ACCOUNT.